SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )


                            GRANT GEOPHYSICAL, INC.
                               (Name of Issuer)


       $2.4375 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $.01 PER SHARE
                        (Title of Class of Securities)



                                   388085201
                                (CUSIP Number)


                             Jodi S. Brodsky, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey  07102
                                        TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                          DECEMBER 20, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

CUSIP NO. 388085201                                          13D                PAGE  2  of 8  PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Yakil Polak
                     ###-##-####

         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)

                                                                                                   (b)
         (3)         SEC USE ONLY
         (4)         SOURCE OF FUNDS

                     PF
         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  200,000
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER

                                                    -0-
                                        (9)         SOLE DISPOSITIVE POWER

                                                    200,000
                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           200,000
           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>
           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           8.7%
           (14)            TYPE OF REPORTING PERSON
                             IN

Item 1.    SECURITY AND ISSUER.

           This statement relates to the $2.4375 Convertible Exchangeable

Preferred Stock, par value $.01 per share (the "Shares") of Grant Geophysical,

Inc., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 16850 Park Row, Houston, Texas  77084.

Item 2.    IDENTITY AND BACKGROUND.

           (a)  The name of the person filing this statement is Mr. Yakil

                Polak.

           (b)  The residence address of Mr. Polak is 993 Morvan Road,

                Shelburne, Nova Scotia, Canada BOT 1WO.

           (c)  Mr. Polak is a private investor.

           (d)  Mr. Polak has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e)  Mr. Polak has not during the last five years been a party to a civil proceeding of a judicial or administrative body of

                competent jurisdiction, as a result of which he was or is

                subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  Mr. Polak is a citizen of the United States.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Mr. Polak spent $148,626.40 from his personal funds to consummate the transactions described in Item 5 below.

Item 4.    PURPOSE OF TRANSACTION.

     All of the Shares to which this statement relates were acquired for investment purposes only.

     Mr. Polak intends to review on a continuing basis his investment in the

Shares of the Company and may in the future purchase additional Shares or dispose of Shares now held.

     Except as set forth herein, Mr. Polak does not presently have plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the

Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the

Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)  After giving effect to the transactions described below, Mr.

Polak beneficially owned 200,000 Shares, all of which he held directly,

representing 8.7% of the Company's outstanding Shares.

           (b)  Mr. Polak has the sole power to vote and sole power to dispose of all such Shares.

           (c)  The following is a description of the transactions in the

Shares that were effected by Mr. Polak during the past sixty days:



         Date of        Number of         Price Per          Where and How
      TRANSACTION          SHARES           SHARE     TRANSACTION WAS EFFECTED

December 5, 1996         1,000            $1.25       open market through broker

December 6, 1996         5,000            $ .875      open market through broker

December 6, 1996         3,000            $ .8125     open market through broker

December 6, 1996        21,000            $1.00       open market through broker

December 16, 1996       14,000            $ .75       open market through broker

December 16, 1996        3,000            $ .6975     open market through broker

December 16, 1996        3,000            $ .6938     open market through broker

December 17, 1996        7,000            $ .75       open market through broker

December 17, 1996       35,000            $ .77       open market through broker

December 18, 1996        5,000            $ .70       open market through broker

December 18, 1996       13,000            $ .73       open market through broker

December 20, 1996       20,000            $ .64       open market through broker

December 20, 1996       70,000            $ .67       open market through broker


           (d)  No other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5 above.

           (e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the ISSUER.


           None.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           None.

                               SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:   December 26, 1996

Signature: /S/ YAKIL POLAK
	   -------------------
           Yakil Polak